Exhibit 99.1

Allot Communications Reports 33% Increase in Revenues to $12.5
Million for the First Quarter of 2010

--Company Achieves $0.01 EPS on a non-GAAP Basis--

Key highlights:

- First quarter revenues reached $12.5 million, a 33% increase over the first quarter of 2009

- First quarter non-GAAP net income of $177,000, as Company achieved profitability

- Cash, cash equivalents, deposits and investments in marketable securities increased to $55.9 million

- Allot receives additional $8 million in orders from a global Tier 1 mobile operator during the quarter

Hod Hasharon, ISRAEL – May 11, 2010 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced that it has moved to profitability on a non-GAAP basis for the first quarter of 2010, as it reported its financial results for the first quarter ended March 31, 2010.

Total revenues for the first quarter of 2010 reached $12.5 million, a 33% increase from the $9.4 million of revenues reported in the first quarter of 2009, and an 8% increase from the $11.5 million revenues reported for the fourth quarter of 2009.  On a GAAP basis, net loss for the first quarter of 2010 was $446,000, or $0.02 per share (basic and diluted).  This compares with net loss of $2.9 million, or $0.13 per share (basic and diluted), in the first quarter of 2009, and a net loss of $1.5 million, or $0.07 per share (basic and diluted), in the fourth quarter of 2009.

On a non-GAAP basis, excluding the impact of share-based compensation, amortization and ARS devaluation and recoveries, non-GAAP net income for the first quarter of 2010 totaled $177,000 or $0.01 per share (basic and diluted), compared with a non-GAAP net loss of $776,000, or $0.04 per share (basic and diluted), for the first quarter of 2009 and non-GAAP income of $19,000, or $0.00 per share (basic and diluted), for the fourth quarter of 2009.  These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures.  A full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance.  Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“As we anticipated, revenues continued to grow in the quarter, and we are pleased to report reaching profitability, while also improving our cash position," commented Rami Hadar, Allot Communications' President and Chief Executive Officer.  “During the quarter we received an additional $8 million in orders from the global Tier 1 mobile operator we have been reporting on for the past year, bringing total orders from this customer to $25 million, representing Allot’s largest deployment to date.  With our strong solution offering, we continue to maintain our leadership in the growing mobile market.”

Recently, the Company achieved the following significant goals:

•	During the quarter, concluded 14 large deals with service providers, of which 8 represented new customers and 6 represented expansion deals;

•	Of these deals, 8 were with mobile operators;

•	Concluded its first deployment of its new Cellwise solution, which provides a centralized policy and traffic control solution to solve cell congestion in mobile data networks.

As of March 31, 2010, cash, cash equivalents, deposits and investments in marketable securities totaled $55.9 million. Recent external valuations showed a decrease in value of certain ARS in the Company's portfolio as of the end of the first quarter. As a result, the Company recorded an unrealized net loss of $0.4 million to other comprehensive income in its shareholders' equity, leaving the Company with a total of $14.1 million in ARS at the end of the quarter.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its first quarter 2010 earnings results on Tuesday, May 11, 2010, at 8:30 AM EDT, 3:30 PM Israel time. The quarterly results will be published prior to the conference call.

To access the conference call, please dial one of the following numbers: US: +1 212 444 0412, International: +44 (0)20 7806 1953, Israel: +972 3721 9509.

A replay of the conference call will be available from 12:01 am EDT on May 12, 2010 through June 12, 2010 at 11:59 pm EDT.  To access the replay, please dial: +44 (0)20 7111 1244, access code: 4042379#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions for fixed and mobile broadband operators and large enterprises. Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks.  For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: changes in general economic and business conditions and, specifically, a decline in demand for the Company’s products; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2010	2009
	(Unaudited)

Revenues	$12,471	$9,369
Cost of revenues	3,355	2,526
Gross profit	9,116	6,843

Operating expenses:
Research and development costs, net	2,588	2,407
Sales and marketing	5,251	4,404
General and administrative	1,332	1,393
Total Operating expenses	9,171	8,204
Operating Loss	(55)	(1,361)
Financial and other expenses, net	(422)	(1,524)
Loss before income tax expenses	(477)	(2,885)

Income tax expenses (benefit)	(31)	4
Net Loss	(446)	(2,889)

Basic and diluted net (loss) per share	$(0.02)	$(0.13)

Weighted average number of shares
used in computing basic and diluted net
earnings per share	22,434,843	22,067,951

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2010	2009
	(Unaudited)

GAAP net loss as reported	$(446)	$(2,889)

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	29	25
Research and development costs, net	93	89
Sales and marketing	230	109
General and administrative	233	287
Core technology amortization- cost of revenues	30	28
Total adjustments to operating loss	615	538
Impairment of auction rate securities
Financial and other expenses, net	8	1,575

Total adjustments	623	2,113

Non-GAAP net earnings (Loss)	$177	$(776)

Non- GAAP basic net (Loss) per share	$0.01	$(0.04)

Non- GAAP diluted net (Loss) per share	$0.01	$(0.04)

Weighted average number of shares
used in computing basic net
earnings per share	22,434,843	22,067,951

Weighted average number of shares
used in computing diluted net
earnings per share	22,968,415	22,067,951

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2010	2009
	(Unudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$36,349	$36,470
Short term deposits and restricted deposit and cash	5,386	2,324
Trade receivables, net	5,372	7,842
Other receivables and prepaid expenses	4,282	3,618
Inventories	6,111	5,046
Total current assets	57,500	55,300

LONG-TERM ASSETS:
Marketable securities	14,116	14,490
Severance pay fund	316	3,410
Other assets	430	430
Total long-term assets	14,862	18,330

PROPERTY AND EQUIPMENT, NET	5,834	5,674
GOODWILL AND INTANGIBLE ASSETS, NET	3,607	3,639

Total assets	$81,803	$82,943

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,000	$3,142
Deferred revenues	8,875	5,467
Other payables and accrued expenses	6,756	8,512
Total current liabilities	17,631	17,121

LONG-TERM LIABILITIES:
Deferred revenues	3,667	2,046
Accrued severance pay	162	3,364
Total long-term liabilities	3,829	5,410

SHAREHOLDERS' EQUITY	60,343	60,412

Total liabilities and shareholders' equity	$81,803	$82,943